WALKER & DUNLOP, INC.

7501 Wisconsin Avenue

Suite 1200

Bethesda, MD 20814

December 9, 2010

VIA EDGAR AND FACSIMILE

Mr. Todd K. Schiffman

Mr. Eric Envall

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:         Walker & Dunlop, Inc.

Registration Statement on Form S-1 (File No. 333-168535)

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Walker & Dunlop, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement on Form S-1 (File No. 333-168535) (the “Registration Statement”), be accelerated to, and the Registration Statement be declared effective at, 4:00 p.m., Eastern Time, on December 13, 2010, or as soon as practicable thereafter, pursuant to Rule 430A, unless we or our outside counsel, Hogan Lovells US LLP, request by telephone that such Registration Statement be declared effective at some other time. The Company also requests the Securities and Exchange Commission (the “Commission”) to confirm such effective date and time in writing. By separate letter, the underwriters of the issuance of the securities being registered have joined this request for acceleration.

In connection with this request for acceleration, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Walker & Dunlop, Inc.

By:	/s/ William M. Walker
Name:	William M. Walker
Title:	Chairman, President and Chief Executive Officer

cc:  David W. Bonser

Hogan Lovells US LLP

James E. Showen

Hogan Lovells US LLP

Edward F. Petrosky

J. Gerard Cummins

James O’Connor

Sidley Austin LLP

CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

December 9, 2010

VIA EDGAR AND FACSIMILE

Mr. Todd K. Schiffman

Mr. Eric Envall

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Walker & Dunlop, Inc.
Registration Statement on Form S-1 (File No. 333-168535)

Dear Mr. Schiffman:

We hereby join Walker & Dunlop, Inc. (the “Company”) in requesting that the effective date for the above-referenced registration statement on Form S-1 (File No. 333-168535) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on December 13, 2010, or as soon as practicable thereafter, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Securities Act of 1933, as amended (“1933 Act”), and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.

We were advised on October 19, 2010, by the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the above captioned proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 under the 1933 Act, please be advised that the undersigned have effected approximately the following distribution of copies of the preliminary prospectus dated

December 1, 2010.

•	Institutions	594
•	Underwriters, Dealers and Others	1293

		Total: 1887

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
KEEFE, BRUYETTE & WOODS, INC.
MORGAN STANLEY & CO. INCORPORATED
As Representatives of the Several Underwriters

BY: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ David Hermer
Authorized Signatory